EXHIBIT 12.1

Chemical Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

The following table shows the ratio of earnings to fixed charges for Chemical Financial Corporation, on a consolidated basis:
	Three Months Ended March 31,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
	(Dollars in Thousands)

Ratio of Earnings to Fixed Charges (1):
Excluding Interest on Deposits	86.67	43.02	26.80	9.59	3.00	4.30
Including Interest on Deposits	4.96	4.06	2.90	1.79	1.26	1.44

(1)

For purposes of computing the ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on borrowings and long-term debt, including/excluding interest on deposits, and one-third of rental expense, which Chemical Financial Corporation considers representative of the interest factor.

Earnings:	$18,934	$71,808	$60,250	$31,190	$11,953	$28,142
Income before income taxes
Fixed charges:
Interest on deposits	$4,566	$21,782	$29,293	$35,895	$39,500	$54,763
Interest on borrowings and long-term debt	161	1,431	2,096	3,415	5,787	8,320
Rent expense interest factor (1/3 of rent)	60	278	239	217	197	195
Total fixed charges
Including interest on deposits	$4,787	$23,491	$31,628	$39,527	$45,484	$63,278
Excluding interest on deposits	$221	$1,709	$2,335	$3,632	$5,984	$8,515